Exhibit 99.1

Sierra Metals Provides COVID-19 Update for Its Operations in Peru and Mexico

TORONTO--(BUSINESS WIRE)--May 25, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces that the Peruvian Government has extended its state of emergency and a nationwide lockdown to fight the COVID-19 pandemic until June 30, 2020. President Martin Vizcarra, said the latest extension, would come with the reopening of certain economic activities. Large open-pit mines and a select number of underground mines in the country have already received permission to restart operations in phase one. Phase two would see the second group of mining companies recommence mining activities. Sierra Metals continues to seek consent from the Government to restart mining activities at the Yauricocha Mine, given its remote location and implementation of strict health protocols exceeding Government guidelines.

The Mexican Government, on May 14, 2020, issued a communication stating that the effective date for Mining to be deemed an essential service was June 1, 2020. The Company is currently recalling employees from the Bolivar Mine to begin a COVID-19 screening process, including a quarantine period, allowing the Company to be ready to commence mining activities on June 1, 2020. The Cusi Mine, as previously discussed in the May 13, 2020 press release, remains in care and maintenance.

The Company continues to focus on the health, safety, and wellbeing of its workforce. A smaller workforce continues to be retained at Yauricocha to oversee the critical aspects of the operations, as Bolivar prepares to ramp-up mining activities. All employees reporting for duty complete a testing and screening process, which includes a quarantine period before they are allowed to join the active workforce at both the Yauricocha and Bolivar Mines. Daily monitoring also continues for all employees working at the mines. The Company is doing everything it can to protect its employees and take care of their families while protecting our active workforces to prevent any labour disruptions at the mines.

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and it's Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The common shares of the Company are listed and posted for trading on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister, CPIR
VP, Investor Relations
+1 (416) 366-7777
info@sierrametals.com